Filed by Live Oak Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. II

Commission File No.: 001-39755

Date: July 22, 2021

The following is a transcript of a demo presentation from June 22, 2021, posted to YouTube by Navitas

Semiconductor Limited on July 22, 2021.

Navitas Analyst Day, NASDAQ San Francisco, June 22nd 2021

Stephen Oliver – VP Corporate Marketing & Investor Relations:

Okay, and welcome back, I’d like to introduce a very special guest. This is Ben, he’s come from our El Segundo applications team, he’s going to take us through a demonstration of these charges. This test setup is some software which reads from some power meters. And on the left-hand side, we’ve got a speed gauge. So, this is going to show milliamp hours [mAhr], or how much energy is going into the battery. On these gauges, you want to be in the green zone, you want to be really fast, anything in the red, you’ll be sitting around for a long time waiting for a phone to charge. We’ll start with this charger on the left-hand side, this is a standard silicon charger, and we’ll plug in a phone and see how fast it goes. Okay, and for the silicon charger, we’re around 23 mAhr. And if you did that, you’d be waiting about an hour for your charge your phone from zero to 50%. That’s quite a long time. So now let’s try the first of our GaN chargers. This is a Spigen 20 watt, very small unit, folding pins, great for the iPhone 12. And with that one on the right-hand side now we’re at 60 plus, actually 80 plus on that one. So that’s in the green zone with a very, very small, neat, good form factor. Now [in] the green zone, you’re at maybe 10 to 20 minutes before you get that half charge. So that’s smaller design, and what’s that? Three times four times faster. And now we’ll try the one on the right-hand side. This is a new charger. This is called the cookie. This is a 50-watt charger from OPPO. It’s called the cookie because it’s the same size as the Wang Wang rice cookie. And let’s take a look at that one. That one’s hit the 90 mAhr [max]. Luckily, we have a digital readout as well at 168 mAhr. So, you can see an incredibly small sleek form factor. This is the thinnest 50-watt charger in the world. And you can see now we’re talking five, six times charging speed from a very, very small, thin device in mass production today. Okay, thank you. The cookie is a 50W. Thank you. And we can come back in the studio for more questions later. Now I’d like to hand across to Dave to take us through the mass production chargers.

David Carroll, Sr VP Worldwide Sales:

All right, thank you very much, Stephen. We’ve got over 135 GaN chargers in mass production today.

It all started with this unit here this is a 45 watt, the world’s first GaN charger that went into mass production. At the time, it was the world’s thinnest design as well. But you can see we’ve quickly evolved into a huge portfolio of very compelling products across many different leading customers. So, I’ll just briefly go through some of these. Here’s some examples from AUKEY, these designs range from 24 watts up to over 100 watts with either single or multi-port. Some of these upwards again 100 watts with two C and two A ports for example. Here’s devices from Spigen. These are really nice, small, sleek designs 20 watts, up to 45 watts, and higher. You can see examples here of chargers that shipped to Verizon. And here, back here a whole portfolio of products from RAVpower. Here in the front and center here is portfolio products from Lenovo, some of these are their accessory products, they call the ‘thinkplus’ design. There’s single port C as well as C plus A designs, 65-watts, there’s a YOGA design for their notebook products. This is a 65-watt dual C, for example, here’s a 130-watt design multiport 2 C solution. This is another YOGA design. Up front you can see charges from Xiaomi. So, one of the questions about you know, when are we going to ship in inbox with a with a tier one. These are examples of products that we’re shipping with, with Xiaomi today. This is again a 65-watt single C this is a 65-watt, C plus A design, again from Xiaomi. Here’s some examples from Belkin, another aftermarket leading brand. Here’s an adapter, a notebook adapter from Dell. This includes a USB A port which is a really nice convenience to have when you’re using your laptop. On the left-hand side here you can see a whole portfolio products from Amazon basics, these range and power from 30 watts up to over 100 watts with multiple multi-port designs as well, single C, two C, C plus A, two C plus two A etc. So again, a huge portfolio of products from Amazon Basics which, which is a great application for our GaN IC’s. This is a new product from anchor. This is a really innovative design, it’s three ports, but also really interesting and cool packaging. So, you can see the consumerization of these GaN devices. GaN not only provides a high-power density, but given these advantages and small size, it gives our customers opportunities to do a lot of additional innovation. This is a design that shows here is a single C plus single A plus also HDMI, and it’s using this adapter to just switch from a single C. And then if you need these additional ports, you just plug in the adapter and now you have a multi-port design. Moving over to here, you can see this is a really good illustration of the elimination of multiple chargers with a single multi-port design. So, for example, this basis design here this is a 65-watt design with two C’s plus a single A, it replaces a 20-watt design silicon design, and a 30 watt and a 60 watt, all replaced by a single multiport design, which is actually much smaller, much cheaper as well and a lot more convenient, So, the end user can charge all of their devices, at least three of them simultaneously. This is actually a very interesting product. This is the flagship model from basis and actually has Gene, his signature, on the side of the case together with the Baseus CEO they are very excited about this design. And so I mentioned innovation, we see that coming in a lot of different ways. Here is an example where one of our customers Sharge [Angry Miao] is actually allowing people to customize the colors. I mean, this is again, this is these are travel chargers are becoming you know more and more cool as they get smaller and multi-port, they ship it with a screwdriver, you can change the colors, they ship it with a multicolored USB cable. Here’s a very innovative design from Hyper. This is a stackable design. So, you can see this is a four-port solution. And if you have let’s say you’re in a conference room with a lot of different users, you can actually just stack on these two together, you plug this into the one below. And now you have seven ports. And you can stack up to four these on top of each other and have an entire conference room charging their mobile devices all using these stackable chargers. Here’s another great example of innovation. This is called the Covert Dock. This is the traditional Nintendo Switch dock which provides the power as well as HDMI and, and USB-A control functionality. All of that is replaced with this single charger, which also integrates USB-C for charging USB-A for control as well as HDMI port to drive the display. So again, these are just just a few examples of the kinds of innovation that we’ve seen. And we expect to continue to see going forward. And speaking of innovation, we talked about the Cookie charger, you saw it in action, but this is really the most you know innovative product that we’ve seen in the market today we work very closely with our partner Oppo on this design. Again, this is a 50-watt charger. This is the world’s thinnest design. And it’s actually pretty incredible technology and it’s you know made a lot of waves in the in the industry. And with that, I am going to hand it over to Gene to go ‘under the hood’ with some of these products.

Gene Sheridan – co-founder & Chief Executive Officer:

Great. Thanks, Dave. So, actually, I’m going to start with this silicon 60-watt charger that he showed over there. And let’s compare it to some GaN discretes. This is a competitor GaN product which is a nice size reduction, and this one happens to use dMode GaN IC as we talked about before, and here’s the inside, makings of that and I wanted to contrast even these while it is a nice strength compared to Silicon, you can see a lot of passives. So, the GaN chip is on the opposite side, but the real action is on the top of the board because that’s where all these passes are and they’re the real problem. Still, a fairly large transformer right here, a bunch of EMI filters to handle the high frequency noise and a lot of large capacitors. This thing is still running, although using GaN, it gets a nice little bump in efficiency and nice size reduction, still running about 100 kHz. This is a GaN IC, this is the inside of that oboe cookie charger. This thing is running in the four or five 600 kHz range using a GaN IC, again a GaN IC is on the back, but the action is really in all those passive components, and these are similar power outputs, all those passive components, that transformer here, is shrinking into that thin, simple little core. All of these capacitors are disappearing into small ceramic capacitors scattered throughout the EMI filters that you can see here, you can barely even see inside this cookie charger. Again, this is another great example. Speed and efficiency is the key. GaN ICs unlock that speed and efficiency. We didn’t put much of a spotlight on it but I want to emphasize further traditional AC to DC power supplies are designed at low frequency using very large, what we call wire-wound or bobbin toroidal Transformers. This is what’s shown here, it’s a magnetic core in the inside. But to create the transformer you have to wrap copper wires around it. Often a manual process, automated is very difficult. You can see big, bulky, ugly, expensive wire hand-mounted in manufacturing not conducive to automated manufacturing. Once you get north of 200 kHz, you can enable these planar transformers. The core is flattened out and miniaturized. But more importantly, the wires that were wrapped are now printed, they’re so tiny at high frequency they’re printed inside the PCB, making it possible to use completely surface mount automated production equipment. This turns into this. This is the future of power supplies. This is why they’re so big and bulky today. On top of the fact you have large EMI filters, and large capacitors. All of these things miniaturize into planar magnetics or PCB magnetics like this. This is true at 20 watts. It’s true at 20,000 watts, like we’re going to look at in a few minutes. Speed and efficiency is the key to power density. GaN ICs eliminates that delay in parasitics to make that speed and efficiency the maximum possible achievable. Simplicity and reliability is a secondary big benefit of GaN IC’s. We showed you in the PowerPoint, these two cards, these are the actual daughter cards of GaN discrete, you can see the dozens of extra components needed to produce it, compared to the GaN IC. Simple, half the footprint, or a third of the footprint, half of the components. But more important than the footprint, and simplicity, is its perfectly well controlled waveforms, and they’re well controlled because they’re all inside a GaN IC. The customer cannot affect them, the customer cannot make a mistake, even doing the best job we could, or any customer could, you’re prone to erratic, unpredictable behavior, over-stress, glitching, other things that can lead to reliability and poor performance and increased loss.

We have a beautiful six-inch GaN wafer, again, very advanced material. Navitas has very advanced design but we can build all of these in low cost, commonly available silicon manufacturing tools. In terms of the wafer fab, in terms of assembly and test, it’s really the epi growth that’s unique to GaN, and for that they’re off the shelf epi reactors available from multiple suppliers as GaN described. And then finally, we’re going to be going from low power to high power. So, an example of a transition of that, this is the world’s well this is if you’re a gamer, I don’t think we have any in the room, but if we do speak up. This is what you might deal with for a powerful gaming laptop. 300-watt adapter with silicon. Who wants to carry this around? It’s heavier than the laptop it’s probably charging. We worked closely with Nvidia and Asus to create the world’s most powerful, smallest, and lightest-weight gaming laptop adapter. 300 watts, the same power as this, about four to five times smaller, and lighter weight, and that is in production today. And with that transition a little under the hood look a little wafer look or move to higher power. Now let’s talk about real power: 1,000 watts to 20,000 watts with Dan Kinzer.

Dan Kinzer- co-founder and Chief Operating Officer, Chief Technology Officer:

Okay, thank you Gene. So, we’re going to talk a little bit about data centers here and then we’re going to talk about electric vehicle applications. So, let’s start with this example. What we’re looking at here is a conventional 3.2 kW power supply, and it’s made with silicon. You can buy this in the market today, and you can see roughly the size of this. This is an AC to DC converter. So, it takes 220 volts AC or 240 volts AC in and delivers 48 volts out. The one in front actually does the same job, and it’s half the size but the other interesting thing about it, and this was done in a partnership with North Carolina State, and University of Texas. We demonstrated that we could achieve this power level, all with GaN power devices all throughout, both in the front end of the AC to DC converter, which is referred to as the power factor correction circuit, and in the second stage of the converter, which is the DC to DC section that takes 400 volts down to 48 volts, it’s all GaN, all the power devices are GaN. And not only that, they’re operating in some conditions at more than 1 MHz. So, we’ve upped the frequency in order of magnitude, and we’ve cut the size in half. And that was a demonstration that we did two or three years ago with those universities. Now we have a different type of data center application. So, this one delivers a big power supply to power a number of different processors. So, it delivers 48 volts for multiple processors. This delivers 48 volts for one advanced high power, processor card. So, the one on the left is a silicon device at 750 W, the one on the right, is a GaN device at 1 kW. And you can see obviously, the power density is four times higher on the GaN device, and it’s delivering 33% more power. So, I think I would much rather mount that device on my motherboard than that big black thing, which is kind of a monstrosity. So, that’s data centers and enterprise. This is electric vehicle. So, there are three major applications in electric vehicles for power electronics of high power levels. The big one is the traction, the next biggest one is the on-board charger [OBC], and the smaller one is the DC to DC. So on-board chargers, this particular on-board charger is a 6.6 kW on-board charger. On-board chargers of the future are going to go up above 20 kW. So, just like you don’t have to wait a long time to charge your phones, you don’t want to have to wait a super long time to charge your car. So, this is actually a Tesla Model S unit that we acquired and took it apart, and you can see if you want, later, if you’re here, you can come and check how heavy this thing is, it almost breaks the table, and you can see some of the components on the inside. Bulk capacitors, inductors, and so forth, wound components. It’s quite big and bulky. This mock-up, scale model includes everything here in 6.6 kilowatts. What we expect to do for our customers is to move this whole thing into this size device, that you show some capacitors and transformers on the opposite side, inductor wire wound, PFC inductor, some eight switches in small high-power packages, and a couple of DC switches in there to combine with it. So, incredible 5x reduction in size and weight, or maybe more than that. So, there’s the OBC example, the big one that is going to increase the range of the cars dramatically, is going to be traction. And that’s something that we will also address in the future. So, with that, this is the demo. Thank you for your attention. And can we all go back to our seats and finish the program? Thank you very much.

Stephen Oliver:

All right, Excellent. Thank you, Dan. And I hope you all enjoyed the demo. I started the day by mentioning we started the company seven years ago with the goal of revolutionizing power electronics. We feel like we’re off to a good start, but this is just chapter one. What you see here today is really just the beginning. The next decade in power electronics is going to be pretty exciting. We call it the GaN generation, we hope you’re going to become part of the GaN generation. We hope you’ll join us for the next decade in really changing the landscape of power electronics. It’s a financial opportunity, it’s a climate opportunity, and it’s going to be a whole lot of fun. So, thanks everybody for joining us. And as we always end each of our internal meetings- Let’s go GaN fast. Thanks, guys.

Cautionary Statement Regarding Forward Looking Statements

The information herein includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed transaction, the ability of the parties to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “plan,” “seek,” “expect,” “project,” “forecast,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Live Oak Acquisition Corp. II (“Live Oak II”) and Navitas Semiconductor Limited (“Navitas”) caution you that the forward-looking statements contained herein are subject to numerous risks and uncertainties, including the possibility that the expected growth of Navitas’ business will not be realized, or will not be realized within the expected time period, due to, among other things: (i) Navitas’ goals and strategies, future business development, financial condition and results of operations; (ii) Navitas’ customer relationships and ability to retain and expand these customer relationships; (iii) Navitas’ ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting Navitas’ expenses; (iv) Navitas’ ability to diversify its customer base and develop relationships in new markets; (v) the level of demand in Navitas’ customers’ end markets; (vi) Navitas’ ability to attract, train and retain key qualified personnel; (vii) changes in trade policies, including the imposition of tariffs; (viii) the impact of the COVID-19 pandemic on Navitas’ business, results of operations and financial condition; (ix) the impact of the COVID-19 pandemic on the global economy; (x) the ability of Navitas to maintain compliance with certain U.S. Government contracting requirements; (xi) regulatory developments in the United States and foreign countries; and (xii) Navitas’ ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of Live Oak II is not obtained; (iii) the outcome of any legal proceedings that may be instituted against Live Oak II or Navitas following announcement of the proposed transaction; (iv) the risk that the proposed transaction disrupts Live Oak II’s or Navitas’ current plans and operations as a result of the announcement of the proposed transaction; (v) costs related to the proposed transaction; (vi) failure to realize the anticipated benefits of the proposed transaction; (vii) risks relating to the uncertainty of the projected financial information with respect to Navitas; (viii) risks related to the rollout of Navitas’ business and the timing of expected business milestones; (ix) the effects of competition on Navitas’ business; (x) the amount of redemption requests made by Live Oak II’s public stockholders; (xi) the ability of Live Oak II or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and (xii) those factors discussed in Live Oak II’s registration statement on Form S-4 (File No. 333-256880) filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2021 (the “Registration Statement”) and Live Oak II’s final prospectus filed with the SEC on December 4, 2020 under the heading “Risk Factors” and other documents of Live Oak II filed, or to be filed, with the SEC.

If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that neither Live Oak II nor Navitas presently know or that Live Oak II and Navitas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Live Oak II’s and Navitas’ expectations, plans or forecasts of future events and views as of the date herein. Live Oak II and Navitas anticipate that subsequent events and developments will cause Live Oak II’s and Navitas’ assessments to change. However, while Live Oak II and Navitas may elect to update these forward-looking statements at some point in the future, Live Oak II and Navitas specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Live Oak II’s and Navitas’ assessments as of any date subsequent to the date herein. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

In connection with the proposed transaction, Live Oak II has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus of Live Oak II. Live Oak II also plans to file other documents and relevant materials with the SEC regarding the proposed transaction. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Live Oak II. SECURITYHOLDERS OF LIVE OAK II AND NAVITAS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Live Oak II and Navitas once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Live Oak II and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Live Oak II in connection with the proposed transaction. Navitas and its officers and directors may also be deemed participants in such solicitation. Securityholders may obtain more detailed information regarding the names, affiliations and interests of certain of Live Oak II’s executive officers and directors in the solicitation by reading Live Oak II’s Annual Report on Form 10-K filed with the SEC on March 25, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of Live Oak II’s participants in the solicitation, which may, in some cases, be different than those of Live Oak II’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed transaction when it becomes available.